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                                                                     EXHIBIT 4.4

                                August 29, 1996


Alexander Energy Corporation
701 Cedar Lake Boulevard
Oklahoma City, OK  73114-7800
Attn:    Mr. David E. Grose
         Chief Financial Officer

Gentlemen:

Reference is made to the Note Agreement between Alexander Energy Corporation ("Alexander") and John Hancock Mutual Life Insurance Company ("Hancock") dated June 1, 1988, as amended through the date hereof (the "1988 Note" and the "1988 Note Agreement"), and the Note Agreement dated as of April 25, 1989, by and among AEJH 1989 Limited Partnership, Alexander and Hancock, as amended through the date hereof (the "1989 Note" and the "1989 Note Agreement").

You have advised us that Alexander has entered into an Agreement and Plan of Merger dated as of June 6, 1996, as amended by the First Amendment to Agreement and plan of Merger, dated as of June 20, 1996, by and between Alexander, National Energy Group, Inc. ("NEG") and NEG-OK, Inc. (the "Merger Agreement"), with Alexander being merged into NEG-OK, Inc., a wholly owned subsidiary of NEG. The merger is expected to be effective on August 29, 1996.

Hancock hereby consents to and waives its rights with respect to the merger of Alexander with and into NEG-OK, Inc. as required by the 1988 and 1989 Note Agreements, and the Agreements of Limited Partnerships and agrees that the proposed merger shall not give rise to an Event of Default under the 1988 and 1989 Note Agreements provided that Hancock shall receive on or before August 30, 1996, from Alexander payment in full in immediately available funds of the 1988 Note.

Reference is also made to the Agreements of Limited Partnerships of AEJH 1985 Limited Partnership ("AEJH 1985"), AEJH 1987 Limited Partnership ("AEJH 1987") and AEJH 1989 Limited Partnership ("AEJH 1989") (collectively, the "Partnerships"). Hancock hereby agrees to the substitution of NEG-OK as general partner of the Partnerships and Alexander's assignment and transfer of all of its interest in and to the Partnerships to NEG-OK in accordance with the merger. Upon completion of the merger, NEG-OK shall become the substituted general partner in each Partnership to the extent of Alexander's interest therein.

In connection with the revival and subsequent liquidation of the Partnerships, Alexander agrees to (i) retire its outstanding balance on the 1989 Note and 1989 Note Agreement upon final dissolution of the Partnerships, (ii) pay an estimate of amounts owed to the Partnerships at the
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time of the assignment and distribution of Partnership assets to Hancock or its designated nominee and NEG-OK, and (iii) distribute all cash of the Partnerships (less amounts necessary to pay estimated final dissolution expenses) to Hancock or its designated nominee at the time of the assignment and distribution of Partnership assets.

Please acknowledge your acceptance of the above terms by signing below and returning a copy to our office.

Very truly yours,

JOHN HANCOCK MUTUAL
LIFE INSURANCE COMPANY


By:      /s/ Daniel R. Revers
    --------------------------------
         Daniel R. Revers
         Investment Officer





Agreed and Accepted:

Alexander Energy Corporation


By:      /s/ David E. Grose
    --------------------------------
Its:     Vice President
    --------------------------------